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                        [AGL Resources Inc. letterhead]

                                 March 7, 1997

By Electronic Transmission
-------------------------


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.c. 20549-1004

    Re:  AGL Resources Inc. Registration Statement on Form S-3
         Registration No. 333-22867

Ladies and Gentlemen:

        Pursuant to Rule 473, the undersigned, on behalf of AGL Resources Inc. (the "Registrant"), hereby submits the following delaying amendment for the above-referenced Registration Statement which has not become effective:

"The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

                                         Sincerely,

                                         /s/ Robert L. Goocher
                                         --------------------------------

                                         Robert L. Goocher
                                         Executive Vice President

c: H. Roger Schwall, Assistant Director, SEC Office 7 (by fax 202.942.9525) Sean Klein (by fax 202.942.9525)
    New York Stock Exchange (via Federal Express)